Hahn&Hessen LLP
ATTORNEYS

James Kardon Member of the Firm	Direct Dial: (212) 478-7250 Email: jkardon@hahnhessen.com

July 29, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561
Attention: David R. Humphrey, Accounting Branch Chief

Re:	B+H Ocean Carriers Ltd.
Form 20-F For the Fiscal Year Ended December 31, 2010
File No.: 1-09987

Greetings:

We are in receipt of the Commission’s letter of comment, dated July 21, 2011, and, on behalf of B+H Ocean Carriers Ltd. (“BHO” or the “Company”), have the responses set forth below.

Please be advised that the numbers of the following responses correspond to the bulleted paragraphs in the Staff’s letter. The Company plans to file a Form 20-F/A for the fiscal year ended December 31, 2010 incorporating needed changes and other conforming changes.

Cover Page

1.	Please confirm that in future filings you will update the name of the exchange on which your shares of common stock are registered or advise.

Response:

We confirm that in future filings we will update the name of the exchange on which our shares of common stock are registered.

Item 5. Operating and Financial Review and Prospects, page 27

Vessel Impairment Loss, page 29

2.
We note from your disclosure here, on pages 16-17 and 32, and elsewhere in your filing that you have disposed of several vessels during the previous two years at significant losses and recorded significant impairment charges on vessels that were later sold. This suggests that you could sustain additional losses if you were to decide to sell any of your remaining vessels at current prices. Please expand your disclosure to discuss the potential consequences to your earnings of selling any of your vessels, as this constitutes a known trend. This disclosure should include a table summarizing the date of acquisition, the purchase price, carrying value, and fair market value of each vessel in your fleet. Alternatively, you may identify within this table those vessels whose estimated market values are less than their carrying values, and disclose the aggregate exposure to loss. Disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would record an impairment loss for such vessels.

Response:

We will revise this item to expand the Company’s disclosure to discuss the potential consequences to our earnings of selling any of our vessels and will include a table as you have suggested. We believe that the discussion on vessel impairment loss in Item 5A already explains clearly how we evaluate whether there has been an impairment loss. We will however revise this discussion to show the accounting treatment in the event there is an impairment loss.  A summary of our updated disclosure is provided below:

If the Company had sold one or more of its vessels at December 31, 2010, it would – based on estimated fair market value as of December 2010 – have incurred losses to the extent that carrying value exceeded estimated fair market value, which losses would have been charged to earnings. A summary of the vessel’s carrying value versus estimated fair market value at December 31, 2010 is provided below:

			December 31, 2010
Vessels	Date of acquisition	Purchase price	Carrying value (CV)	Est. fair market value (EFMV)	Excess of CV over EFMV
Bonnie Smithwick	3/8/2005	35,800,000	26,843,970	25,650,000	(1,193,970)
Rip Hudner	2/28/2005	37,200,000	27,899,317	27,125,000	(774,317)
Searose G	3/14/2005	37,200,000	28,121,554	27,125,000	(996,554)
Roger M. Jones	9/21/2005	33,250,000	24,524,838	22,200,000	(2,324,838)
Sagamore (sold in Jan 2011)	11/16/2005	24,300,000	2,406,804	8,200,000	5,793,196
Sakonnet	1/15/2006	36,400,000	28,629,340	25,650,000	(2,979,340)
Total					(2,475,823)

Debt Refinancing and Loan Amendments, page 33

3.
We note from your disclosure here and elsewhere in your filing that you have used several of your vessels to collateralize credit facilities, and that certain of these facilities contain minimum value covenants, but you do not disclose the exact ratio you are required to maintain. Due to the volatility in vessel market values, and your compliance with these certain other covenants through waivers, please revise this section to include the specific minimum value covenants related to each credit facility, in their original form and as amended, if applicable, as well as the results of these calculations. Such discussion would provide greater insight into the likelihood of a covenant violation. Include the exact calculation and market value of vessels as compared to the outstanding balance and/or a sensitivity analysis discussing the impact that a 10% change in vessel market value may have on your continued compliance with these covenants.

Response:

We will revise this section to include the specific minimum value covenants related to each credit facility as well as the result of these calculations. We will include the exact calculations and a comment on sensitivity.  We should emphasize that the Company was in compliance with the minimum value covenant at December 31, 2010 without the need for any waivers.  A summary of our updated disclosure is provided below:

OBO Holdings Ltd. Senior and Junior loan facilities contain minimum value covenants.  The following table sets out related covenant calculations based on the estimated fair market value of the vessels as of December 2010 and the outstanding loan balances at December 31, 2010.

	OBO Holdings Ltd.
As of December 31, 2010	Senior loan facility dated 8/29/06	Junior loan facility dated 2/11/2010

Required Minimum Value ratio	135%	120%

Actual Minimum Value ratio	255%	234%
Est. Fair Market Value of Vessels	110,300,000	110,300,000
Total secured debt	43,175,000	47,150,230

Major Shareholders and Related Party Transactions, page 41

4.
Please confirm that in future filings you will clearly provide the portion of each class of securities held in the United States and the number of record shareholders in the United States pursuant to Item 7.A.2 of Form 20-F.

Response:

We confirm that in future filings we will clearly provide the portion of each class of securities held in the United States and the number of record shareholders in the United States pursuant to Item 7.A.2 of Form 20-F.

Additional Information, page 45

Memorandum and Articles of Association, page 46

5.
Please confirm that in future filings you will provide the information regarding your articles of incorporation and by-laws pursuant to Item 10.B of Form 20-F. In this regard, we note that you list the previous filings in which your articles of incorporation, amendments to your articles of incorporation, by-laws and amendments to your by-laws were filed as exhibits. Refer to Instruction l(b) of Instructions to Item 10 of Form 20-F.

Response:

We confirm that in future filings we will provide the information regarding our Articles of Incorporation and by-laws pursuant to Item 10.B of Form 20F as follows:

“Item 10.  Additional Information

B.  Memorandum and Articles of Association

The Articles of Incorporation of the Company as amended July 25, 1988 (register number C-51934), were filed as Exhibit 3.1 to the Company’s Registration Statement on Form S-1, Registration No.  33-22811 (the “Registration Statement”).  The Amendment adopted October 11, 1995 to the Articles of Incorporation of the Company was filed as Exhibit 1.1(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995.  The Amendment adopted October 21, 1998 to the Articles of Incorporation, was filed as Exhibit 1.2(ii) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1998.  The Company’s Articles of Incorporation, as amended, are referred to herein as the “Articles of Incorporation.”

The By-Laws of the Company were filed as Exhibit 3.2 to the Registration Statement.  The Amendment adopted October 11, 1995 to the By-Laws of the Company was filed as Exhibit 1.2(i) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1995.  The Amendment adopted October 21, 1998 to the By-Laws of the Company was filed as Exhibit 1.2(iii) to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 1998.  The Company’s By-Laws, as amended, are referred to herein as the “By-Laws.”

The information contained in these exhibits is incorporated by reference herein.

Description of Common Stock

As of June 30, 2011, the Company was authorized to issue up to 30,000,000 shares of common stock, par value $0.01 per share, of which 5,555,426 shares were issued and outstanding.  Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.  Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the Company’s board of directors out of funds legally available for dividends.  Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company’s securities.  All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and non-assessable.  The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which the Company may issue in the future.  the Company’s common stock is listed on the NYSE Amex Equities under the symbol “BHO.”

Description of Preferred Stock

As of June 30, 2011, the Company was authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are currently issued and outstanding.

The Articles of Incorporation and By-Laws

The Company’s purposes, as stated in the Articles of Incorporation, are:

“to acquire, operate and dispose of any and all types of commercial vessels, to acquire, hold and dispose of any and all types of interests in corporations, partnerships and other entities engaged in shipping and any shipping-related business, to do any and all acts and exercise all powers incidental, conductive, convenient or proper to the effectuation of the foregoing purposes, and, in general, to engage in any lawful act or activity for which corporations may be organized under the Business Corporation Act; provided that the [Company] shall at all times be a ‘non-resident, domestic corporation’ within the meaning of the Business Corporation Act, and that the [Company] shall not engage in the Republic of Liberia in the banking business or the insurance business, or exercise banking or insurance powers.”

The Company’s Articles of Incorporation and By-Laws do not impose any limitations on the ownership rights of the Company’s shareholders.

Directors

The Company’s directors are elected by a plurality of the votes cast by shareholders entitled to vote in an election.  The Articles of Incorporation provide that cumulative voting shall not be used to elect directors.  The Company’s board of directors must consist of at least seven members.  The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board.  The Articles of Incorporation provide for a staggered board of directors whereby directors shall be divided into two classes: Class A and Class B which shall be as nearly equal in number as possible.  The term of the Company’s directors designated Class A directors expires at the 2011 annual meeting of shareholders.  Class B directors serve for a term expiring at the 2012 annual meeting of shareholders.  Each director serves his or her respective term of office until his successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his term of office.  The Company’s board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under the By-Laws, annual shareholders meetings will be held at a time and place selected by the Company’s board of directors.  The meetings may be held in or outside of the Republic of Liberia.  The Company’s board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Indemnification of Officers and Directors

The By-Laws include a provision that entitles any director or officer of the Company to be indemnified by the Company upon the same terms, under the same conditions and to the same extent as authorized by the BCA if such director or officer acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The Company is also authorized to carry directors’ and officers’ insurance as a protection against any liability asserted against the Company’s directors and officers acting in their capacity as directors and officers regardless of whether the Company would have the power to indemnify such director or officer against such liability by law or under the provisions of the By-Laws.  The Company believes that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The indemnification provisions in the By-Laws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and the Company’s shareholders.  There is currently no pending material litigation or proceeding involving any of the Company’s directors, officers or employees for which indemnification is sought.

Anti-Takeover Provisions of the Company’s Charter Documents

Several provisions of the Articles of Incorporation and By-Laws may have anti-takeover effects.  These provisions are intended to avoid costly takeover battles, lessen the Company’s vulnerability to a hostile change of control and enhance the ability of the Company’s board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us.  However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of the Company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

- Blank Check Preferred Stock

Under the terms of the Articles of Incorporation, the Company’s board of directors has authority, without any further vote or action by the Company’s shareholders, to issue up to 20,000,000 shares of blank check preferred stock.  As of June 30, 2011, there are no shares of preferred stock outstanding.

- Classified Board of Directors

The Articles of Incorporation provide for a board of directors serving staggered, two-year terms.  Approximately one-half of the Company’s board of directors will be elected each year.  The classified board provision could discourage a third party from making a tender offer for the Company’s shares or attempting to obtain control of the Company.  It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for one year.

- Election and Removal of Directors

The Articles of Incorporation prohibit cumulative voting in the election of directors.  The By-Laws require shareholders to give advance written notice of nominations for the election of directors.  The By-Laws also provide that the Company’s directors may be removed only for cause and only upon affirmative vote of the holders of at least 66 2/3% of the voting shares of the Company.  These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

- Limited Actions by Shareholders

Under the BCA and the By-Laws, any action required or permitted to be taken by the Company’s shareholders must be effected at an annual or special meeting of shareholders or by the written consent of holders of a majority of the voting shares. The By-Laws provide that a majority of the Company’s board of directors, the chairman of the board of directors or the President may call special meetings of shareholders, and holders of 33 1/3% of the voting shares may call a special meeting to consider liquidation of the Company. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of the Company’s board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

- Advance Notice Requirements for Shareholder Proposals and Director Nominations

In accordance with the Company’s Articles of Incorporation, no individual shall be elected a director (other than the existing officers and directors of the Company and persons elected by the directors then in office to fill a vacancy) unless the name of such person, together with a written consent to serve if elected and such written information as may at the time be required by or pursuant to the By-Laws, shall have been filed with the Secretary of the Company at its executive offices in Hamilton, Bermuda, no later than the adjournment of the Annual Meeting of Shareholders for the year immediately preceding the Annual Meeting at which such person intends to be a candidate for director, or 12 months prior to the day on which the Annual Meeting is to be held, if the person intends to be a candidate for director at a Annual Meeting of Shareholders.  There is no Annual Meeting of Shareholders for 2011 scheduled at this time.

Pursuant to the By-Laws, the board of directors has resolved that the following written information, given under oath, must be submitted by persons seeking election as director in accordance with the above-mentioned procedure: (1) any information relating to the candidate and his affiliates which would be required to be disclosed in a proxy solicitation for the election of directors of the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, including, but not limited to, the information required by Items 103, 401, 403 and 404 of Regulation S-K of the Securities and Exchange Commission; (2) description of the candidate’s experience in the shipping industry and other qualifications of the candidate which in his view would make him a suitable director of the Company; and (3) a description of the candidate’s reasons for seeking election to the Company’s Board of Directors, which description must include any plans or proposals which the candidate may have which relate to or would result in any of the actions described in Item 4 of Schedule 13D under the Securities Exchange Act of 1934.  Such information shall include an undertaking to submit to the Secretary of the Company a statement amending any of the foregoing information promptly after any material change occurs in such information as previously submitted.”

Documents on Display, page 46

6.	Please confirm that in future filings you will update the address of the U.S. Securities and Exchange Commission.

Response:

We confirm that in future filings we will update the address of the U.S. Securities and Exchange Commission.

Signature, page 54

7.	Please confirm that in future filings you will provide the date the Form 20-F is signed.

Response:

We confirm that in future filings we will provide the date the Form 20-F is signed.

Report of Independent Registered Public Accounting Firm, page F-2

8.
We note that you filed a Form 12b-25, on June 30, 2011, because preparation of your financial statements was delayed while you sought to obtain the formal documentation of an amendment and extension of two loan facilities. We also note that your audit opinion is signed as of June 30, 2011. Please confirm our understanding that the waivers discussed in your Form 12b-25 were effective as of June 30, 2011, and that all audit work was completed by this date.

Response:

We confirm that the waivers discussed in our Form 12b-25 were effective as of June 30, 2011, and that all audit work was completed by this date.

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488 Madison Avenue · New York, NY 10022 · (212) 478-7200
Fax (212) 478-7400 · Email: thefirm@hahnhessen.com

I enclose a statement from the Company acknowledging that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking and action with respect to the filing; and

·	The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 478-7250 if you have any comments regarding the foregoing or need additional information.  We would appreciate receiving any further comments at your earliest convenience.

Very truly yours,

James Kardon

/s/ James Kardon

Member of the Firm

Enclosures

cc:           R. Anthony Dalzell, Chief Financial Officer

ACKNOWLEDGEMENT OF COMPANY

In connection with the accompanying response letter, dated July 29, 2011, to the Commission’s letter of comment, dated July 21, 2011,  to B+H Ocean Carriers Ltd.’s Form 20-F for Fiscal Year ended December 31, 2010 (the “Filing”), the undersigned, R. Anthony Dalzell, Chief Financial Officer of B+H Ocean Carriers Ltd. (the “Company”), hereby acknowledges on behalf of the Company that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
(2)	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
(3)	The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 29, 2011	/s/ R. Anthony Dalzell
Name: R. Anthony Dalzell
Title: Chief Financial Officer